EXHIBIT 21.1
SUBSIDIARIES OF
SIGE SEMICONDUCTOR, INC.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Direct Subsidiaries:

SiGe Semiconductor Inc.	Canada

SiGe Semiconductor (U.S.), Corp.	USA (Delaware)

SiGe Semiconductor (Europe) Limited	United Kingdom

SiGe Semiconductor (Hong Kong) Limited	Hong Kong